# SEC Schedule 13G/A (Amendment No. 9) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: LEMAITRE VASCULAR INC, CIK 0001158895
CUSIP: 525558201
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 63 SECOND AVENUE, BURLINGTON, Massachusetts (MA), 01803
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001163744

## Reporting persons
- Conestoga Capital Advisors: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); sole voting power 1,424,988; shared voting power 0; sole dispositive power 1,527,429; shared dispositive power 0; aggregate amount beneficially owned 1,527,429 (8.12% of the class)

## Item 1. Issuer
Name of issuer: LEMAITRE VASCULAR INC
Address of issuer's principal executive offices:
63 SECOND AVENUE, BURLINGTON, MASSACHUSETTS
01803

## Item 2. Person Filing
Name of person filing: Conestoga Capital Advisors
Address of principal business office or, if none, residence:
550 E. SWEDESFORD ROAD
SUITE 120
WAYNE, Pennsylvania
19087
Citizenship: Conestoga Capital Advisors - DELAWARE

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 1,527,429
Percent of class: 6.73
Sole power to vote or to direct the vote: Conestoga Capital Advisors - 1,424,988
Shared power to vote or to direct the vote: Conestoga Capital Advisors - 0
Sole power to dispose or to direct the disposition: Conestoga Capital Advisors - 1,527,429
Shared power to dispose or to direct the disposition: Conestoga Capital Advisors - 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Conestoga Capital Advisors: Duane R. D'Orazio, Managing Partner (01/09/2026)